July 25, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Mark Clancy
President and Chief Executive Officer
Hybrid Fuel Systems, Inc.
12409 Telecom Drive
Tampa, FL 33637

RE:	Hybrid Fuel Systems, Inc.  (the "Company")
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed on 07/13/2005
	File No. 333-124775

Dear Mr. Clancy:

      We have reviewed your response letter dated June 7, 2005 and your amended document filed on July 13, 2005, and we have the following comments. We have limited our review to the financial statements and related disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed July 13, 2005

Management`s Discussion and Analysis or Plan of Operation, page 6

1. When interim financial statements must be included in a registration statement, Rule 303(b)(2) of Regulation S-B requires that an issuer provide a comparable discussion that will enable a reader of the issuer`s financials to assess material changes in the issuer`s financial condition and results of operations since the end of the fiscal year, and for the comparable interim period in the preceding year. Please revise the MD&A section to your Form SB-2/A to include a discussion of the quarters ended March 31, 2005 and March 31, 2004, in accordance with this requirement. In addition to a discussion of your company`s results of operations, your updated MD&A disclosures should include a discussion of known events that have had a material impact on your company`s short-term or long-term liquidity. For example, please discuss the additional financing received from White Knight SST in the first quarter of 2005, as well as, the interest terms, conversion terms, and payment terms related to this debt.

Results of Operations

Assets, page 8

2. In the results of operations section of your document, you state that your company has arranged for the purchase various Horiba emissions testing equipment for $40,000, and that your research indicates that this equipment has a replacement value in excess of $2,000,000. In the subsequent events footnote to your December 31,
2004 financial statements, you also describe the purchase of this equipment as a "special transaction" between your company and Georgia
Power and Light. As such, please tell us how your company was able to obtain this equipment at a price that is so far below its replacement value. Alternatively, please delete the information on the equipment`s replacement value if specific, objective and reliable evidence that supports your assertion can not be provided. Within your response, please provide information including, but not limited to:
* Any "special terms" of your transaction with Georgia Power and Light.
* Whether your company has committed to provide consideration in addition to the $40,000, which has been paid in cash.
* Whether Georgia Power and Light is a related party to your company.
* The research that you have performed to determine that the replacement value of the Horiba equipment is in excess of $2,000,000.

Description of Securities, page 25

Note 6 - Subsequent Events, page 36

Note 11 Subsequent Event, page 15

3. We have reviewed your response to our prior comment number 4, but we do not believe that your response fully addressed the concerns raised in the comment. Please tell us and expand the disclosures in the "Description of Securities" section of your document and the "Subsequent Event" footnotes to your financial statements for the periods ended December 31, 2004 and March 31, 2005 to discuss information including, but not limited to:
* The value that you ascribed to the warrants that are attached to your convertible notes, and the method that you used to determine this value.
* The value that you assigned to the embedded beneficial conversion feature present in your convertible notes and how you calculated such value; or why you believe the conversion terms of your notes do not result in an embedded beneficial conversion feature.
* The period and method by which your company is recognizing (as interest expense) the discount to your convertible notes that resulted from allocating part of the proceeds of the notes to the warrants and beneficial conversion feature, as referenced above.
Please refer to APB 14 for further guidance regarding the allocation of the proceeds of your convertible notes between the warrants and the debt. Please refer to EITF 98-5 and EITF 00-27 for further guidance regarding the beneficial conversion feature that appears to be embedded in your convertible note agreement.

4. In addition, we note that you have not provided disclosures related to your convertible notes agreement and the issuance of the convertible notes in the prospectus summary as requested in our prior comment number 4. Due to the significance of the convertible debt agreement with regard to your company`s ability to continue in as a going concern, and the direct relationship of the agreement to your intent to register shares of common stock under this Form SB-2, we believe that you should discuss the significant terms of the agreement and the relationship of the agreement to the shares that you plan to register in the prospectus summary section of your registration statement.

Part I - Financial Information

Consolidate Balance Sheets, page 31

5. We note that your balance sheet for the period ended March 31,
2005
reflects an incorrect number of common stock shares issued and outstanding for the period ended December 31, 2004. As such, please revise the number of shares disclosed, within your next amendment to your Form SB-2.

6. In addition, we note that the "Shareholder`s Deficit" section in the December 31, 2004 column of your consolidated balance sheet for the period ended March 31, 2005 no longer sums to the correct total, as a result of the reclassification of your company`s deferred compensation balance. Please correct the mathematical error contained in your balance sheet.

Note 6 - Subsequent Events, page 36

7. As the purchase price of the new Taylor dynometer discussed on page
8 in the "Results of Operations" section of your document exceeds your company`s total assets for both the period ended March 31, 2005, it appears that this equipment was purchased subsequent to March 31, 2005. Please discuss the acquisition of this equipment in the subsequent event footnotes to your financial statements for the period ended March 31, 2005. If the Taylor dynometer was not acquired subsequent to March 31, 2005, please tell us how you have accounted for the purchase of the equipment.

8. We note per your March 31, 2005 balance sheet that your company had approximately $68.8 million shares of common stock issued and outstanding. We note per the prospectus summary section of your document that your company had approximately $83.2 million shares of common stock outstanding as of May 2, 2005. As the additional shares of common stock which have been issued subsequent to March 31, 2005 do not appear to be discussed in your document, please tell us and expand your disclosures in your subsequent event footnotes to your March 31,
2005 and December 31, 2004 financial statements to disclose the nature and terms of the transaction(s) that resulted in the issuance of the additional shares of common stock.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

9. We have reviewed your response to our prior comment numbers 6 and
7, and we note that you have not complied with our request that your document include a report from your independent registered public accounting firm that is dual-dated for Note 1. While we acknowledge that the opinion included in your document has been dual-dated for
Note 11, we believe that the dual-dated opinion should also specifically cover Note 1, as Note 1 addresses the alleviation of your company`s going concern condition based upon an event that occurred subsequent to the completion of your independent auditor`s fieldwork.
Please refer to the requirements of SAS 1, AU Section 530.05.

10. In addition, your response to our prior comment numbers 6 and
7
and your amended disclosures imply that your independent accountants believe that the substantial doubt about your company`s ability to continue as a going concern has been alleviated by the subsequent events referenced in footnote 1 to your financial statements; and thus, the audit opinion included in your Form SB-2 does not require a
"going concern" explanatory paragraph. As such, please remove the language from the "Experts" section of your document that indicates that a "going concern" explanatory paragraph has been included in the report of your independent accountants.

Balance Sheets, page 2

Statement of Changes in Stockholders` Equity, page 5

11. We have reviewed your response to our prior comment number 9 and note you have reclassified the company`s deferred compensation balance to a contra-equity account in your financial statements for the period ended March 31, 2005. However, you have not reclassified this balance in your audited balance sheet and statement of changes in stockholders` equity for the period ended December 31, 2004. As such, please reclassify your company`s deferred compensation balance in your financial statements for the period ended December 31, 2004.

Form 10-QSB for the quarter-ended March 31, 2005

General

12. We have reviewed your response to our prior comment numbers
14, 15
and 16, but as discussed through our telephone conversation, we note
that your amended Form 10-KSB for the period ended December 31,
2004
and Form 10-QSB for the period ended March 31, 2005 have not yet been filed. Please ensure that the comments from each of our letters that relate to your Form SB-2 and comment numbers 15 and 16 of our letter dated June 24, 2005, which relate specifically to your Form 10-QSB, are addressed in your amended Form 10-KSB and Form 10-QSB, as applicable.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Jeffrey Sears at (202) 551-3302 or Joseph
Foti
at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant


Via facsimile:  Mark Clancy
		(813) 979-9224
Mr. Mark Clancy
Hybrid Fuel Systems, Inc.
July 25, 2005
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